UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*



                         International Electronics, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    459436507
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  David Weiner
                                 c/o W-Net, Inc.
                       3490 Laurel Canyon Blvd., Suite 327
                          Studio City, California 91604
                                 (818) 385-0405
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 January 3, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

                  If the  filing  person has  previously  filed a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_| .


         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                                  (Page 1 of 8)

---------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  459436507                                           PAGE 2 OF 8 PAGES


---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           W-NET, INC.
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) |X|
                                                                   (b) |_|

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           WC
---------- ---------------------------------------------------------------------
    5 CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                   |_|

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           CALIFORNIA
--------------------------------------------------------------------------------
      NUMBER OF            7     SOLE VOTING POWER

       SHARES
                        -------- -----------------------------------------------
     BENEFICIALLY          8     SHARED VOTING POWER

    OWNED BY EACH                44,900
                        -------- -----------------------------------------------
      REPORTING            9     SOLE DISPOSITIVE POWER

      PERSON
                        -------- -----------------------------------------------
        WITH              10     SHARED DISPOSITIVE POWER

                                 44,900
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           44,900
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*
                                                                   |_|

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           2.6%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           CO
---------- ---------------------------------------------------------------------

CUSIP NO.  459436507                                           PAGE 3 OF 8 PAGES


---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           WOODMAN MANAGEMENT CORPORATION
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) |X|
                                                                   (b) |_|


---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           WC
---------- ---------------------------------------------------------------------
    5 CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                   |_|

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           CALIFORNIA
--------------------------------------------------------------------------------
      NUMBER OF            7     SOLE VOTING POWER

       SHARES
                        -------- -----------------------------------------------
     BENEFICIALLY          8     SHARED VOTING POWER

    OWNED BY EACH                76,440
                        -------- -----------------------------------------------
      REPORTING            9     SOLE DISPOSITIVE POWER

      PERSON
                        -------- -----------------------------------------------
        WITH              10     SHARED DISPOSITIVE POWER

                                 76,440
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           76,440
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*
                                                                   |_|

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           4.4%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           CO
---------- ---------------------------------------------------------------------

CUSIP NO.  459436507                                           PAGE 4 OF 8 PAGES


---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           DAVID WEINER
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) |X|
                                                                   (b) |_|


---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           AF
---------- ---------------------------------------------------------------------
    5 CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                   |_|

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION


           USA
--------------------------------------------------------------------------------
      NUMBER OF            7     SOLE VOTING POWER

       SHARES                    600
                        -------- -----------------------------------------------
     BENEFICIALLY          8     SHARED VOTING POWER

    OWNED BY EACH                121,340
                        -------- -----------------------------------------------
      REPORTING            9     SOLE DISPOSITIVE POWER

      PERSON                     600
                        -------- -----------------------------------------------
        WITH              10     SHARED DISPOSITIVE POWER

                                 121,340
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           121,940
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*
                                                                   |_|

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           7.0%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 2 to Schedule 13D (this "Statement") amends the following sections of the Schedule 13D filed with the Securities and Exchange Commission on June 10, 2005, as amended on June 22, 2005.


ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 of Schedule 13D is hereby amended to include the following disclosure:

         The purpose of this Statement is to report the disposition of shares of the Company's Common Stock by W-Net.

         W-Net originally acquired 85,000 shares of the Company's Common Stock pursuant to open market purchases.

         On December 21, 2006 and January 3, 2007, W-Net sold 5,000 and 35,100 shares, respectively, of the Company's Common Stock in the open market, in each case at a price per share equal to $2.50.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:

         (a) and (b)

          The aggregate percentage of shares of Common Stock reported by each person named herein is based upon 1,738,931 shares outstanding as of October 31, 2006, which is the total number of shares outstanding as reported in the Company's Annual Report on Form 10-KSB filed with the Securities and Exchange Commission on November 27, 2006.

         As of January 5, 2007, W-Net beneficially owned 44,900 shares of Common Stock of the Company (the "W-Net Shares"). The W-Net Shares constitute approximately 2.6% of the Company's outstanding shares of Common Stock.

         As of January 5, 2007, WMC beneficially owned 76,440 shares of Common Stock of the Company (the "WMC Shares"). The WMC Shares constitute approximately 4.4% of the Company's outstanding shares of Common Stock.

         As of January 5, 2007, Mr. Weiner beneficially owned 600 shares of Common Stock of the Company and may be deemed to beneficially own 121,340 shares of Common Stock of the Company (collectively, the "Weiner Shares"). The Weiner Shares constitute approximately 7.0% of the Company's outstanding shares of Common Stock. The Weiner Shares include (i) 600 shares held in an IRA account by Mr. Weiner, (ii) the 44,900 W-Net Shares; and (iii) the 76,440 WMC Shares.

         Mr. Weiner holds the sole power to vote and dispose of or to direct the vote or to direct the disposition of the 600 shares held in Mr. Weiner's IRA account.

         W-Net and Mr. Weiner share the power to vote and dispose of or to direct the vote or to direct the disposition of the W-Net Shares beneficially owned directly by W-Net.

         WMC and Mr. Weiner share the power to vote and dispose of or to direct the vote or to direct the disposition of the WMC Shares beneficially owned directly by WMC.

         (c) Transactions by the Reporting Persons in the Company's Common Stock effected in the past 60 days are described in Item 4 above.

         (d) N/A

         (e) N/A


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On June 22, 2005, the Reporting Persons entered into a Joint Filing Agreement with respect to the joint filing on Schedule 13D or any amendments thereto relating to the beneficial ownership of shares of Common Stock, a copy of which is filed as Exhibit 1 to Amendment No. 1 to Schedule 13D, filed with the Securities and Exchange Commission on June 22, 2005.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.

         1 Joint Filing Agreement, as required by Rule 13d-1 under the Securities Exchange Act of 1934 (filed as Exhibit 1 to Amendment No. 1 to Schedule 13D, filed with the Securities and Exchange Commission on June 22, 2005).

                                    SIGNATURE
         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.



Dated: January 9, 2007                 W-NET, INC.

                                       By:    /S/ DAVID WEINER
                                           -------------------------------
                                       Name:  David Weiner
                                       Title: President



Dated: January 9, 2007                 WOODMAN MANAGEMENT CORPORATION

                                       By:    /S/ DAVID WEINER
                                           -------------------------------
                                       Name:  David Weiner
                                       Title: President



Dated: January 9, 2007                    /S/ DAVID WEINER
                                       -----------------------------------
                                       David Weiner

                                  EXHIBIT INDEX

Exhibit No.

         1 Joint Filing Agreement, as required by Rule 13d-1 under the Securities Exchange Act of 1934 (filed as Exhibit 1 to Amendment No. 1 to Schedule 13D, filed with the Securities and Exchange Commission on June 22, 2005).